

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2022

Marc Seelenfreund
Chief Executive Officer
Siyata Mobile Inc.
1751 Richardson Street, Suite #2207
Montreal, Quebec Canada H3K-1G6

     Re: Siyata Mobile Inc.
         Registration Statement on Form F-1
         Filed November 22, 2022
         File No. 333-268536

Dear Marc Seelenfreund:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Technology

cc: Ross Carmel